UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS DEVELOPS NEW LANDFILL GAS INSTALLATION IN BRAZIL

ARNHEM, The Netherlands – June 5, 2007 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, today announced that its affiliated company BIOGAS has brought online an installation to extract methane gas generated by the São João Landfill in the city of São Paulo, Brazil. The gas is extracted from the 150 acre São João landfill where 7,000 ton of urban waste is placed daily, representing 50% of total urban waste of the city of São Paulo. The other 50% of São Paulo’s waste goes to the Bandeirantes Landfill where BIOGAS has run a similar operation since 2004.

All methane extracted from the São João Landfill will be destroyed by combustion in high temperature flares until the end of this year. After that time, a 23 megawatt power plant should be ready near the São João Landfill which will use the methane as fuel for energy production. Bandeirantes and São João power plants will together produce about 340 million of Kwh of electricity annually, sufficient to supply power to more than 120,000 households.

The São João Project has been developed by ARCADIS Logos, the Brazilian subsidiary of ARCADIS together with Van der Wiel Stortgas BV and the Brazilian company Heleno Fonseca Constructéchnica. These three companies formed the joint venture BIOGAS.

The methane gas from the landfill is hazardous to the environment and contributes to global warming. By using the methane gas generated by the two landfills in São Paulo for generating energy, the equivalent of 12 million tons of CO2 will be saved in the coming years. On the basis of the Kyoto Treaty, the joint venture will benefit from 12 million carbon credits to be shared 50%/50% with the Municipality of São Paulo. A part of this will be used to finance the improvement of the area around the landfill as a compensation for the nuisance from the landfill that the local people have been confronted with. Of the 6 million carbon credits that are for BIOGAS, a contract for the sale of 5 million of these credits was already signed with the German bank KfW until 2012.

Harrie Noy, Chairman and CEO of ARCADIS about the project: “Today is World Environment Day and therefore a good day to open this special project. We are proud that the Mayor of São Paulo Mr.Kassab is willing to preside over the operational start-up ceremony of the São João landfill gas project. It signifies the importance of the project for the city as well as for the environment. São João underlines our commitment to mitigate green house gases, thereby contributing to a healthier world climate. We look forward to similar opportunities in other cities in Brazil.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and over $ 1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: June 6, 2007	By:	/s/ C. M. Jaski
C.M. Jaski
Member Executive Board